FIRST OMAHA FUNDS, INC.

FORM N-SAR

Report for the Six Months ending September 30, 1996


Item 77J - Revaluation of Assets or Restatement of Capital Share
Accounts

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, reclassifications were recorded to increase undistributed net investment income and decrease paid in capital in excess of par by $1,010, $1,010, $1,010, $1,010, $592 and $241 for the U.S. Government Obligations, Short/Intermediate Fixed Income, Fixed Income, Equity, Small Cap Value, and Balanced Funds, respectively.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds' capital accounts on a tax basis.